Unless permitted under securities legislation, the holder of this security must not trade the security before April 22, 2008.

The securities represented hereby have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or state securities law. The holder hereof, by purchasing these securities, agrees for the benefit of Birch Mountain Resources Ltd. that these securities may be offered, sold, pledged or otherwise transferred only (a) to Birch Mountain Resources Ltd., (b) to an affiliate of the holder in accordance with the terms hereof, (c) outside the United States in accordance with rule 904 of Regulation S ("Regulation S") under the Securities Act and in compliance with applicable Canadian local laws and regulations, (d) within the United States in accordance with (1) Rule 144A under the Securities Act or (2) Rule 144 under the Securities Act and in compliance with applicable state securities laws, or (e) in another transaction that does not require registration under the Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (d) or (e) above, a legal opinion satisfactory to Birch Mountain Resources Ltd. must first be provided.

 If Birch Mountain Resources Ltd. is a "foreign issuer" within the meaning of Regulation S at the time of transfer, a new certificate, bearing no legend, may be obtained from Computershare Trust Company of Canada upon delivery of this Debenture and a duly executed declaration, in a form attached as Appendix A to Exhibit E to the Subscription Agreement (as defined herein), to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the Securities Act.

SENIOR SECURED CONVERTIBLE DEBENTURE

PRINCIPAL SUM:

$31,500,000

INTEREST RATE:

Prime Rate + 4.0%

FOR VALUE RECEIVED from TRICAP PARTNERS LTD. (the "Holder"), BIRCH MOUNTAIN RESOURCES LTD.  (the "Issuer") hereby acknowledges itself indebted and promises to pay on June 30, 2012 (the "Maturity Date") (unless repaid earlier in accordance with the terms hereof) to or to the order of the Holder the sum of THIRTY-ONE MILLION FIVE HUNDRED THOUSAND DOLLARS ($31,500,000) in lawful money of Canada upon presentation and surrender of this Debenture at the Issuer's offices at 300, 250 - 6th Avenue SW, Calgary, Alberta, T2P 3H7 (or at such other place as the Holder may designate by notice in writing to the Issuer), and in the meantime to pay interest thereon, in arrears, calculated daily and compounded monthly from the date hereof or the last interest payment date to which interest shall have been paid, to and including the next following interest payment date, at a rate equal to 4.0% above Prime Rate (as hereinafter defined) in effect from time to time, payable in like money at the same place on the last business day of each month (with the first such payment being due on December 31, 2007); and, in the event of any Event of Default (as hereinafter defined), to pay interest on the amount in default at a rate equal to 9.0% above Prime Rate, compounded daily, in like money at the same place.  Such increase in the rate shall cause an immediate adjustment of the rate without the necessity of any notice to the Issuer.

1.

DEFINITIONS AND INTERPRETATION

(a)

Definitions

In this Debenture, the following terms have the meanings set forth below (unless the context otherwise requires):

(i)

"Additional Equity Securities" means all Common Shares issued, or deemed to be issued pursuant to Section 2(c)(i)(2) hereof, by the Issuer after the date hereof other than:

(1)

Common Shares issued or issuable upon any conversion or redemption of this Debenture in accordance with the terms hereof;

(2)

Common Shares issued or issuable upon the exercise, conversion or exchange of any Options or Convertible Securities outstanding immediately prior to the issuance of this Debenture;

(3)

Common Shares issued or issuable for which adjustment of the Conversion Price is made pursuant to Section 2(c)(iii) hereof;

(ii)

"Affiliate" has the meaning ascribed to that term in the Credit Agreement;

(iii)

"Applicable Laws" has the meaning ascribed to that term in the Credit Agreement;

(iv)

"Bank of Canada Noon Rate" means, in relation to the conversion of one currency into another currency, the noon spot rate of exchange for such conversion as quoted by the Bank of Canada on the Banking Day that such conversion is to be made (or, if such conversion is to be made before noon, then at approximately noon on the immediately preceding Banking Day);

(v)

"Banking Day" means a day on which banks are open for business in Calgary, Alberta, but does not, in any event, include a Saturday or a Sunday;

(vi)

"Board" means the board of directors of the Issuer, as constituted from time to time;

(vii)

"Business Day" has the meaning ascribed to that term in the Credit Agreement;

(viii)

"Canadian Dollars", "Canadian $" and "$" mean lawful money of Canada;

(ix)

"Capital Reorganization" has the meaning ascribed to that term in Section 2(c)(iii);

(x)

"Change of Control Notice Period" has the meaning ascribed to that term in Section 3(a)(i);

(xi)

"Change of Control Redemption Date" has the meaning ascribed to that term in Section 3(a)(i);

(xii)

"Change of Control Redemption Notice" has the meaning ascribed to that term in Section 3(a)(i);

(xiii)

"Change of Control Redemption Price" means, in respect of a Change of Control Transaction, the greater of:

(1)

the product of the Principal outstanding as of the Change of Control Redemption Date multiplied by:

a.

120% if the Change of Control Redemption Date occurs on or before November 30, 2010;

b.

130% if the Change of Control Redemption Date occurs during the period commencing on December 1, 2010 and ending November 30, 2011; or

c.

140% if the Change of Control Redemption Date occurs at any time after November 30, 2011; and

(2)

the product of the Offer Price under such Change of Control Transaction multiplied by the number of fully paid and non assessable Common Shares of the Issuer that would be issuable to the Holder upon conversion of this Debenture in accordance with the provisions of Section 2 hereof assuming that the Holder exercised its conversion rights immediately prior to the completion of such Change of Control Transaction;

(xiv)

"Change of Control Transaction" means any transaction or series of transactions (including by way of take-over bid, arrangement, business combination, merger, amalgamation, subscription, or other transaction) pursuant to which:

(1)

any Person or any group of Persons (other than the Holder or Persons who are Affiliates or who are acting jointly and in concert with the Holder) acting jointly or in concert may become the beneficial owner, directly or indirectly, of any securities of the Issuer, including Common Shares, Convertible Securities and/or Options, which entitle such Person or group of Persons together with all associates and affiliates (within the meaning of such terms as set forth in the Business Corporations Act (Alberta)) of such Person or group of Persons (collectively the "Acquiror"), to exercise voting control or direction over 50% or more of the outstanding voting securities of the Issuer assuming for such purpose the conversion, exchange or exercise of all rights to acquire voting securities then held by the Acquiror;

(2)

the Issuer sells, assigns or transfers, directly or indirectly (whether by sale agreement, contribution to a joint venture or otherwise) all or substantially all of its Property; or

(3)

more than 50% of the directors holding office prior to the commencement of such transaction are removed or replaced in connection with such transaction;

(xv)

"close of business" means, on any day, 4:30  p.m. (Calgary time);

(xvi)

"Common Share Reorganization" has the meaning ascribed to that term in Section 2(c)(ii);

(xvii)

"Common Shares" means the common shares as currently constituted in the capital of the Issuer;

(xviii)

"Conversion Price" means an amount per Common Share equal to the lower of (a) the Initial Price, and (b) the Current Market Price of the Common Shares determined in each case on the Date of Conversion;

(xix)

"Converted Term Loan" has the meaning ascribed to that term in the Credit Agreement;

(xx)

"Convertible Debenture Documents" has the meaning ascribed to that term in Section 12(m)(i);

(xxi)

"Convertible Securities" means any evidences of indebtedness, shares or other securities (excluding Options) convertible directly or indirectly into or exchangeable for Common Shares;

(xxii)

"Credit Agreement" means the credit agreement dated December 21, 2007 between the Issuer and the Holder, as may be amended, restated or supplemented from time to time;

(xxiii)

"Current Market Price" means, on any date, the lower of the volume weighted average of the trading prices per share, converted into Canadian Dollars at the Bank of Canada Noon Rate on such date, where applicable, for the 5 consecutive trading days immediately preceding such date on the Toronto Stock Exchange and the American Stock Exchange or such stock exchange upon which such shares are then listed if mutually agreed by the Holder and the Issuer, each acting reasonably, or, if such shares are not listed on any stock exchange, then on such over-the-counter market as such shares may then trade if mutually agreed by the Holder and the Issuer, each acting reasonably, and, in the event such shares do not trade on any over-the-counter market, then such value as mutually agreed by the Holder and Issuer, each acting reasonably;

(xxiv)

"Date of Conversion" has the meaning ascribed to that term in Section 2(b)(ii);

(xxv)

"Default Rate" has the meaning ascribed to that term in the Credit Agreement;

(xxvi)

"Event of Default" has the meaning ascribed to that term in the Credit Agreement;

(xxvii)

"Event of Default Date" means the date on which an Event of Default occurs;

(xxviii)

"Governmental Body" has the meaning ascribed to that term in the Credit Agreement;

(xxix)

"Holder" means Tricap Partners Ltd.;

(xxx)

"Indebtedness" has the meaning ascribed to that term in the Credit Agreement;

(xxxi)

"Indemnified Parties" has the meaning ascribed to that term in Section 12(p);

(xxxii)

"Initial Conversion Period" means the period commencing on the date of issuance of this Debenture and ending on December 31, 2008;

(xxxiii)

"Initial Price" means $0.80 per Common Share, subject to adjustment pursuant to Section 2(c);

(xxxiv)

"Investor Rights Agreement" means the Investor Rights Agreement dated the date hereof between the Issuer and the Holder;

(xxxv)

"Issuer" means Birch Mountain Resources Ltd.;

(xxxvi)

"Lien" has the meaning ascribed to that term in the Credit Agreement;

(xxxvii)

"Loan Documents" has the meaning ascribed to that term in the Credit Agreement;

(xxxviii)

"Material Contract" has the meaning ascribed to that term in the Credit Agreement;

(xxxix)

"Maturity Date" means June 30, 2012;

(xl)

"Mortgaged Property" has the meaning ascribed to that term in the Credit Agreement;

(xli)

"Offer Price" means, in respect of a Change of Control Transaction, the greater of the Current Market Price as of the Change of Control Redemption Date and the price per Common Share at which the Acquiror proposes to effect such Change of Control Transaction;

(xlii)

"Options" means rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Shares or Convertible Securities;

(xliii)

"Outstanding Indebtedness" means the remaining unpaid Principal from time to time and all interest thereon and indebtedness related thereto (including any costs of the nature referred to in Section 12(i) hereof);

(xliv)

"Permitted Encumbrances" has the meaning ascribed to that term in the Credit Agreement;

(xlv)

"Person" has the meaning ascribed to that term in the Credit Agreement;

(xlvi)

"PPSA" has the meaning ascribed to that term in the Credit Agreement;

(xlvii)

"Prime Rate" has the meaning ascribed to that term in the Credit Agreement;

(xlviii)

"Principal" means the principal amount payable to the Holder hereunder as set forth on the face page of this Debenture, or so much thereof as remains from time to time unpaid;

(xlix)

"Property" has the meaning ascribed to that term in the Credit Agreement;

(l)

"Receiver" has the meaning ascribed to that term in the Credit Agreement;

(li)

"Redemption Shares" has the meaning ascribed to that term in Section 3(b)(i);

(lii)

"Reserved Price" means $0.60 per Common Share, subject to adjustment pursuant to Section 2(c);

(liii)

"Restricted Principal Amount" has the meaning ascribed to that term in Section 2(a)(ii)(1);

(liv)

"Security" has the meaning ascribed to that term in the Credit Agreement;

(lv)

"Security Documents" has the meaning ascribed to that term in the Credit Agreement;

(lvi)

"Secured Obligations" means all indebtedness, liabilities and obligations of the Issuer under this Debenture, including, without limitation, payment of the Principal, interest thereon and interest on overdue interest, standby fees, and payment of all other amounts required to be paid by the Issuer hereunder, and compliance by the Issuer with all other covenants, indemnities, terms, conditions, agreements and other requirements herein contained;

(lvii)

"Shareholder Approval" means the approval of the terms of this Debenture by the shareholders of the Issuer if and to the extent required by the Toronto Stock Exchange or American Stock Exchange, which approval shall comply with the requirements of such exchanges and otherwise be in form and substance satisfactory to the Holder in its sole discretion;

(lviii)

"Share Redemption Option" has the meaning ascribed to that term in Section 3(b)(i);

(lix)

"Share Redemption Notice" has the meaning ascribed to that term in Section 3(b)(ii);

(lx)

"Shareholders" means the holders of Common Shares from time to time;

(lxi)

"Special Distribution" has the meaning ascribed to that term in Section 2(c)(iv);

(lxii)

"Subscription Agreement" means the agreement dated the date hereof between the Holder and the Issuer providing for the issuance of this Debenture by the Issuer to the Holder;

(lxiii)

"Subsidiary" has the meaning ascribed to that term in the Credit Agreement;

(lxiv)

"Taxes" has the meaning ascribed to that term in the Credit Agreement; and

(lxv)

"Triggering Transaction" has the meaning ascribed to that term in Section 2(c)(i)(1).

(b)

Interpretation

(i)

Unless otherwise specified, all dollar references are references to dollars of the lawful currency of Canada for the payment of public and private debts.

(ii)

In this Debenture, words importing the singular number include the plural and vice-versa and words importing gender include the masculine, feminine and neuter genders.

(iii)

The division of this Debenture into sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(iv)

The terms "this Debenture", "hereof", "herein", "hereunder" and similar expressions refer, unless otherwise stated, to this Debenture taken as a whole and not to any particular Section or paragraph hereof and include any agreement or instrument in writing which amends or is supplementary to this Debenture.

(v)

Unless otherwise specified, all references to "Section" are references to an article, section, subsection or paragraph of this Debenture.

(vi)

References herein to a statute include, unless otherwise stated, regulations or rules passed or in force pursuant thereto and any amendments to such statute or to such regulations or rules from time to time, and any legislation, regulations or rules substantially replacing the same or substantially replacing any specific provision to which such reference is made.

(c)

Schedules

The following Schedules are attached hereto and form a part hereof:

Schedule A

-

Repayments of Principal

Schedule B

-

Notice of Conversion

2.

CONVERSION BY HOLDER

(a)

Conversion Right of Holder

Upon and subject to the provisions and conditions of this Section 2, the Holder shall have the right, at its option, at any time and from time to time until the close of business on the Maturity Date to convert the outstanding Principal, in whole or in part, together with, upon the written election of the Holder, all accrued but unpaid interest as of the Date of Conversion, into the number of fully paid and non assessable Common Shares of the Issuer that is equal to the quotient obtained by dividing the amount of Principal and interest being so converted by the Conversion Price then in effect on the Date of Conversion.  Notwithstanding the foregoing:

(i)

during the Initial Conversion Period, the Holder shall only be permitted to exercise the foregoing conversion rights in connection with (1) a Change of Control Transaction, or (2) an Event of Default, provided that, in connection with such Event of Default, the Holder has given the Issuer at least twenty (20) days prior written notice of such Event of Default and the Issuer has failed to cure such Event of Default during such twenty (20) day period, to convert all or any portion of the Principal amount then outstanding effective immediately prior to the Change of Control Redemption Date or at any time following the expiration of the 20 day period referred to above in the case of an Event of Default; and

(ii)

if Shareholder Approval is required by the Toronto Stock Exchange or American Stock Exchange, until such time that such Shareholder Approval is obtained, the Holder shall be restricted from converting in accordance with the foregoing provisions in this Section 2(a) that amount of Principal and accrued but unpaid interest which, after giving effect to such conversion, would result in the Holder holding 20% or more of the then outstanding Common Shares; provided, however, that in the event of a Change of Control Transaction, the Holder shall be permitted to exercise the foregoing conversion rights to convert all or any portion of the Principal and accrued but unpaid interest amount then outstanding effective immediately prior to the Change of Control Redemption Date. In the event that a resolution is submitted at a meeting of the Shareholders of the Issuer in order to obtain Shareholder Approval and such Shareholder Approval is not obtained at such meeting, or Shareholder Approval is not obtained by June 11, 2008, whichever event occurs first, then effective immediately following such event:

(1)

that portion of the Principal which is restricted from being converted in accordance with the foregoing provisions of this Section 2(a)(ii) (the "Restricted Principal Amount") shall automatically be converted into the Converted Term Loan under the Credit Agreement and shall be deemed to be outstanding as principal thereunder;

(2)

the Issuer and the Holder shall indicate on Schedule A hereto the repayment of the Restricted Principal Amount;

(3)

all accrued and unpaid interest in respect of the Restricted Principal Amount shall be immediately paid to the Holder; and

(4)

the Issuer shall execute all such documentation as may be reasonably requested by the Holder to evidence the foregoing.

(b)

Manner of Conversion by Holder

(i)

If the Holder desires to exercise the conversion rights described in Section 2(a), the Holder shall surrender to the Issuer at its principal office in Calgary, Alberta, a Notice of Conversion, substantially in the form set forth in Schedule B hereto, duly executed by the Holder or its successors or assigns or its or their attorney duly appointed by an instrument in writing in form and executed in a manner reasonably satisfactory to the Issuer, exercising such conversion rights and indicating the amount of Principal to be so converted in accordance with the provisions of this Section 2.  If the Holder desires to convert all or any amount of accrued but unpaid interest outstanding as of the Date of Conversion in accordance with the provisions of this Section 2, the Holder shall so indicate on the Notice of Conversion. Thereupon the Holder, its successors or assigns, or such Person as it or they may direct, shall be entitled to be entered in the books of the Issuer as at the Date of Conversion as the holder of the number of Common Shares into which such outstanding Principal and interest (if applicable) is convertible in accordance with the provisions of this Section 2 and, as soon as practicable thereafter, the Issuer shall deliver to the Holder or its successors or assigns, or such Person as it or they may direct, a certificate or certificates for such Common Shares and, if applicable, a cheque for any amount payable under Section 2(d) in respect of any fractional interests in Common Shares.

(ii)

For the purposes of this Section 2, the right of conversion herein contained shall be deemed to have been exercised on the date (herein called the "Date of Conversion") on which the Notice of Conversion is received by the Issuer in accordance with the provisions of this Section 2, and the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares on the Date of Conversion.

(iii)

From and after the Date of Conversion, this Debenture, or portion thereof converted, shall not be considered as outstanding, interest shall cease to accrue after such date and the Holder shall have no right under this Debenture except to receive the certificate representing the Common Shares and any payments pursuant to Section 2(b)(v) or Section 2(d).

(iv)

If only part of this Debenture is converted and the Date of Conversion is prior to the Maturity Date, the Issuer and the Holder shall indicate on Schedule A hereto the repayment of an amount of outstanding Principal equal to the amount of outstanding Principal converted by the Holder and, after such conversion, only the remaining portion of the outstanding Principal shall be deemed to be outstanding and owing hereunder.

(v)

The Holder shall, in respect of any outstanding Principal in respect of which the Holder has exercised the right of conversion in accordance with this Section 2, be entitled to receive accrued and unpaid interest in respect thereof up to the Date of Conversion of such outstanding Principal to the extent that the Holder has not elected to convert such interest into Common Shares in the manner set forth above, and the holder of the Common Shares issued upon such conversion shall be entitled to receive any dividends declared in favour of shareholders of record on and after the Date of Conversion, from which applicable date such Common Shares will for all purposes be and be deemed to be issued and outstanding as fully paid and non assessable Common Shares.

(c)

Adjustment of Conversion Price

(i)

Adjustment for Issuances of Additional Equity Securities

(1)

Issuances of Additional Equity Securities

a.

In the event that the Issuer, at any time after the date hereof, issues or is deemed pursuant to Section 2(c)(i)(2) to have issued any Additional Equity Securities without consideration or for a consideration per share less than 95% of the Current Market Price in effect on the last trading day immediately prior to the date of the first public announcement of such issue or, if no such public announcement is made, the date upon which such Additional Equity Securities are issued (a "Triggering Transaction"), then and in each such event, the Initial Price then in effect shall be reduced, concurrently with such issue to a price (calculated to the nearest cent) determined by multiplying such Initial Price by a fraction, the numerator of which shall be the number of Common Shares outstanding immediately prior to such issue plus the number of Common Shares which the aggregate consideration received by the Issuer for the total number of Additional Equity Securities so issued or deemed to have been issued would purchase at such Current Market Price, and the denominator of which shall be the number of Common Shares outstanding immediately prior to such issue plus the number of Additional Equity Securities so issued or deemed to have been issued.

b.

Notwithstanding Section 2(c)(i)(1)a, prior to Shareholder Approval having been obtained, in no event may the application of the provisions of Section 2(c)(i)(1)a in connection with any Triggering Transaction result in an Initial Price (or resulting Conversion Price) which is less than the lower of (i) the Reserved Price, or (ii) the Current Market Price (on the TSX for this purpose), in each case then in effect; provided, however, that upon the Corporation obtaining such Shareholder Approval, the Initial Price (and resulting Conversion Price) shall be recalculated (taking into consideration any Triggering Transactions that may have occurred subsequent to the date of issuance of this Debenture but prior to Shareholder Approval having been obtained) and thereafter determined without reference to the provisions of this Section 2(c)(i)(1)b.

(2)

Deemed Issuances of Additional Equity Securities

In the event that the Issuer at any time or from time to time after the date hereof issues any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of Common Shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number that would result in an adjustment pursuant to Section 2(c)(i)(2)b below) issuable upon the exercise of such Options and the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Equity Securities issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Common Shares are deemed to be so issued:

a.

no further adjustment in the Initial Price shall be made upon the subsequent issue of Convertible Securities or Common Shares upon the exercise of any such Options or conversion or exchange of any such Convertible Securities;

b.

if such Options or Convertible Securities by their terms provide, with the passage of time, the occurrence of a Triggering Transaction or similar transaction, or otherwise, for any increase or decrease in the consideration payable to the Issuer, or increase or decrease in the number of Common Shares issuable upon the exercise, conversion or exchange thereof, the Initial Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or Convertible Securities;

c.

upon the expiration or termination of any such Options or any rights of conversion or exchange under any such Convertible Securities which shall not have been exercised, the Initial Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

i.

in the case of such Convertible Securities or such Options for Common Shares, the only Additional Equity Securities issued were the Common Shares, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Issuer for the issue of all such Options exercised, plus the consideration actually received by the Issuer upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Issuer upon such conversion or exchange; and

ii.

in the case of such Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Issuer therefor was the consideration actually received by the Issuer for the issue of all such Options exercised, plus the consideration deemed to have been received by the Issuer upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

d.

no readjustment pursuant to Section 2(c)(i)(2)c-i or -ii above shall have the effect of increasing the Initial Price to an amount which exceeds the lower of (a) the Initial Price on the original adjustment date, or (b) the Initial Price that would have resulted from any issuance of Additional Equity Securities between the original adjustment date and such readjustment date; and

e.

in the case of any such Options which expire by their terms not more than 30 days after the date of issue thereof, no adjustment of the Initial Price shall be made until the expiration or exercise of all such Options, whereupon the appropriate adjustment shall be made in the same manner provided above.

(3)

Determination of Consideration

For the purposes of this Section 2(c)(i), the consideration received by the Issuer for the issue of any Additional Equity Securities shall be computed as follows:

a.

Cash and Property. Such consideration shall:

i.

insofar as it consists of cash, be computed at the aggregate amount of cash received by the Issuer excluding amounts paid or payable for accrued interest or accrued dividends;

ii.

insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Issuer and the Holder each acting reasonably;

iii.

in case any Options shall be issued in connection with the issue or sale of other securities of the Issuer, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued without consideration; and

iv.

in the event other Additional Equity Securities are issued together with other shares or securities or other assets of the Issuer for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses i and ii above, as determined in good faith by the Issuer and the Holder, each acting reasonably; and

b.

Options and Convertible Securities. The consideration per share received by the Issuer for Additional Equity Securities deemed to have been issued pursuant to Section 2(c)(i)(2) hereof, relating to Options and Convertible Securities shall be determined by dividing:

i.

the total amount, if any received or receivable by the Issuer as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Issuer upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

ii.

the maximum number of Common Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities.

(ii)

Adjustment for Stock Dividends, Subdivisions, Combinations or Consolidations

If and whenever at any time after the date hereof the Issuer shall:

(1)

issue Common Shares to all or substantially all of the holders of outstanding Common Shares as a stock dividend or make a distribution on its outstanding Common Shares payable in Common Shares;

(2)

subdivide, redivide or change its outstanding Common Shares into a greater number of shares; or

(3)

consolidate, reduce or combine its outstanding Common Shares into a smaller number of shares;

(each of the events enumerated in the clauses (1), (2) and (3), above, being hereinafter referred to as a "Common Share Reorganization"), the Initial Price and, if such event occurs prior to Shareholder Approval having been obtained, the Reserved Price, shall be adjusted effective immediately after the record date or effective date, as the case may be, which is used to determine the holders of outstanding Common Shares for the happening of a Common Share Reorganization, by multiplying the Initial Price and, if applicable, the Reserved Price in effect immediately prior to such record date or effective date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization, and the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization.

(iii)

Adjustment for Reclassification, Exchange and Substitution

If and whenever at any time after the date hereof there shall be a reclassification of the Common Shares at any time outstanding or a change of the outstanding Common Shares into other securities, (other than a Common Share Reorganization), or a consolidation, arrangement, amalgamation or merger of the Issuer with or into any other Person (other than a consolidation, arrangement, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Issuer as an entirety or substantially as an entirety to another Person (any of such events being herein called a "Capital Reorganization"), the holder, upon any exercise of its conversion rights hereunder to acquire Common Shares after the effective date of such Capital Reorganization, shall be entitled to receive, and shall accept, upon such conversion, in lieu of the number of Common Shares to which the holder was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares that the Holder was theretofore entitled to acquire upon such conversion.  If mutually determined appropriate by the Holder and the Issuer, each acting reasonably, appropriate adjustments shall be made following any such Capital Reorganization in the application of the provisions set forth herein, with respect to the rights and interest thereafter of the holder and the adjustments to the Conversion Price to the end that such provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or other property thereafter deliverable upon the conversion of this Debenture.

(iv)

Adjustment for Special Distributions

If and whenever at any time after the date hereof, the Issuer shall fix a record date for the distribution (a "Special Distribution") to holders of all or substantially all of one or more classes of shares of the Issuer (including, without limitation, the Common Shares), of any property or assets of the Issuer (including cash, other than cash dividends paid to shareholders in the ordinary course of business), the Initial Price and, if such event occurs prior to Shareholder Approval having been obtained, the Reserved Price, shall be adjusted effectively immediately after such record date to a price determined by multiplying the Initial Price and, if applicable, the Reserved Price then in effect by a fraction:

(1)

the numerator of which shall be:

a.

the product obtained when the number of Common Shares outstanding on such record date is multiplied by the Current Market Price of the Common Shares on such record date; less

b.

the fair market value, as mutually determined by the Holder and the Issuer, each acting reasonably, of the property or other assets distributed to the holders in the Special Distribution; and

(2)

the denominator of which shall be the product obtained when the number of Common Shares outstanding on such record date is multiplied by the Current Market Price of the Common Shares on such record date.

To the extent that such Special Distribution is not so made, the Initial Price and, if applicable, the Reserved Price, shall be readjusted to the Initial Price which would then be in effect if such record date had not been fixed.

(v)

No Impairment

The Issuer shall not, by amendment of its articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance of any of the terms to be observed or performed hereunder by the Issuer, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2(c) and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment.

(vi)

Certificate as to Adjustments

Upon the occurrence of each adjustment or readjustment of the Initial Price and, if applicable, the Reserved Price, pursuant to this Section 2(c), the Issuer at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the Holder a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Issuer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Issuer shall, upon the written request at any time of the Holder, furnish or cause to be furnished to such Holder a similar certificate setting forth all such adjustments and readjustments, the Initial Price and the Reserved Price in effect at such time, and the number of Common Shares or the amount, if any, of other property (as determined under Section 2(c)(iii) hereof), which at such time would be issuable upon the conversion of this Debenture.

(d)

Fractional Interests

The Issuer shall not be required to issue fractional shares upon the conversion of outstanding Principal pursuant to this Section 2.  If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any Principal, the Issuer shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Holder an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the then Current Market Price of a Common Share on the Business Day next preceding the Date of Conversion, as applicable; provided that no payment need be made if the amount would be $5.00 or less.

3.

REDEMPTION BY THE ISSUER

(a)

Mandatory Redemption in Cash upon Change of Control Transaction

(i)

In the event of any proposed Change of Control Transaction or public announcement thereof, the Issuer shall give the Holder written notice thereof (the "Change of Control Redemption Notice") at least 30 calendar days (the "Change of Control Notice Period") prior to the date upon which such Change of Control Transaction shall become effective (the "Change of Control Redemption Date") and, unless the Holder determines to exercise its conversion rights prior to the Change of Control Redemption Date in which case the provisions of Section 2 hereof shall apply, the Issuer shall redeem all of the Principal outstanding as of the Change of Control Redemption Date by payment of the applicable Change of Control Redemption Price together with all accrued but unpaid interest on such Principal accrued up to and including the Change of Control Redemption Date and any other amounts owing to the Holder hereunder.

(ii)

For greater certainty, notwithstanding the receipt of a Change of Control Redemption Notice, the Holder shall have the option to convert all or any portion of the Principal then outstanding into Common Shares at the then applicable Conversion Price in accordance with Section 2 hereof.

(iii)

Following receipt of a Change of Control Redemption Notice, the Holder shall deliver this Debenture to the Issuer on or prior to the Change of Control Redemption Date.  In the event that the Holder does not elect to convert the Principal (or elects to convert only a portion of the Principal), the Issuer shall deliver to the Holder on the Change of Control Redemption Date, a cheque in the amount of the Change of Control Redemption Price (or the portion thereof that was not converted).

(iv)

From and after the Change of Control Redemption Date, the redeemed and/or converted portion of this Debenture shall not be considered as outstanding and interest shall cease to accrue thereon after such date.

(v)

If the Holder fails to deliver this Debenture within 5 days from the Change of Control Redemption Date, the Change of Control Redemption Price will be set aside in trust for the Holder in a chartered bank in Canada and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and the Holder shall have no right except, upon delivery of this Debenture (or any replacement hereof delivered to the Holder in accordance with Section 12(k) hereof) to the Issuer, or upon obtaining an order of a court of competent jurisdiction, to receive payment out of the moneys so set aside up to such time as the right to receive payment has become statute barred under the laws of the Province of Alberta.

(b)

Redemption in Shares

(i)

On the Maturity Date, provided that:

(1)

no Event of Default has occurred or exists;

(2)

all regulatory, exchange, shareholder or other approvals required to permit the Issuer to exercise the Share Redemption Option described in this section have been obtained; and

(3)

the Issuer complies with the provisions of this Section 3(b);

the Issuer shall have a one-time option to redeem all or a portion of the Principal then outstanding by issuing that number of fully paid and non-assessable Common Shares (the "Redemption Shares") to the Holder that is equal to the quotient obtained by dividing amount of Principal to be so redeemed by 95% of the Current Market Price then in effect (the "Share Redemption Option").  Other than as expressly set forth in this Section 3(b), the Issuer shall not otherwise be permitted to redeem any amount of Principal by the issuance of Common Shares or other securities of the Issuer.

(ii)

If the Issuer elects to exercise its Share Redemption Option, it shall send to the Holder at least 40 calendar days prior to the Maturity Date a written notice of such redemption (a "Share Redemption Notice")  specifying: (i) that it has elected to exercise the Share Redemption Option; and (ii) the Conversion Price then in effect.

(iii)

For greater certainty, notwithstanding the receipt of a Share Redemption Notice, the Holder shall have the option to convert all or any portion of the Principal then outstanding into Common Shares at the then applicable Conversion Price in accordance with Section 2 hereof.

(iv)

Following the receipt by the Holder of the Share Redemption Notice, unless the Holder determines to exercise its conversion rights, in which case the provisions of Section 2 shall apply:

(1)

the Holder, its successors or assigns shall cause this Debenture to be surrendered to the Issuer at its principal office in Calgary, Alberta on the Maturity Date or as soon thereafter as reasonably practicable;

(2)

effective as of the Maturity Date, the Holder its successors or assigns, or such Person as it or they may direct, shall be entitled to be entered in the books of the Issuer as the holder of Redemption Shares and, as soon as practicable thereafter, the Issuer shall deliver to the Holder or its successors or assigns, or such Person as it or they may direct, a certificate or certificates for such Redemption Shares and, if applicable, a cheque for any amount payable under Section 3(b)(vi) in respect of any fractional interests in Redemption Shares;

(3)

all remaining amounts of Outstanding Indebtedness hereunder after giving effect to the issuance of the Redemption Shares shall be fully repaid by the Issuer (for greater certainty, in the event that such Outstanding Indebtedness is not so repaid on the Maturity Date, no effect shall be given to the purported exercise of the Share Redemption Option by the Issuer and the Principal that was to be so redeemed shall remain outstanding); and

(4)

from and after the Maturity Date, provided that all amounts of Outstanding Indebtedness on the Maturity Date not redeemed are fully repaid, this Debenture shall not be considered as outstanding, interest shall cease to accrue after such date and the Holder shall have no right except to receive the certificate representing the Redemption Shares and any payments pursuant to Section 3(b)(v) or Section 3(b)(vi).

(v)

The Holder shall, in respect of any outstanding Principal in respect of which the Issuer has exercised the Share Redemption Option in accordance with this Section 3(b), be entitled to receive accrued and unpaid interest in respect thereof up to the Maturity Date and the holder of the Redemption Shares issued upon such conversion shall be entitled to receive any dividends declared in favour of shareholders of record on and after the Maturity Date, from which applicable date such Redemption Shares will for all purposes be and be deemed to be issued and outstanding as fully paid and non assessable Common Shares.

(vi)

The Issuer shall not be required to issue fractional shares upon the redemption of outstanding Principal through the exercise of the Share Redemption Option pursuant to this Section 3(b).  If any fractional interest in a Redemption Share would, except for the provisions of this Section, be deliverable upon the redemption of any Principal, the Issuer shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Holder an amount in lawful money of Canada equal (computed to the nearest cent) to the appropriate fraction of the then Current Market Price of a Common Share on the Business Day next preceding the Maturity Date, as applicable; provided that no payment need be made if the amount would be $5.00 or less.

4.

SECURITY

(a)

Confirmation of Security

The Issuer acknowledges that the Security shall be continuing security for, among other things, the payment, observance and performance by the Issuer of the Secured Obligations.

(b)

Effect of Amalgamation

The Issuer acknowledges and agrees that, in the event it amalgamates with any other corporation or corporations, it is the intention of the Issuer and the Holder that the term "Issuer" when used herein shall apply to each of the amalgamating corporations and to the amalgamated corporation, such that the Security shall secure the indebtedness of each of the amalgamating corporations and the amalgamated corporation to the Holder at the time of amalgamation and any indebtedness of the amalgamated corporation to the Holder thereafter arising.  The Security shall attach to all of the Mortgaged Property owned by each corporation amalgamating with the Issuer, and by the amalgamated corporation, at the time of amalgamation, and shall attach to any Mortgaged Property thereafter owned or acquired by the amalgamated corporation when such becomes owned or is acquired.

(c)

Registrations

The Issuer hereby authorizes the Holder to file or register such financing statements, financing change statements, land titles or other registrations and other documents in all such jurisdictions and offices as the Holder may deem appropriate to perfect on an ongoing basis and continue the Security, and to protect and preserve the mortgaged premises, and the Issuer, upon the occurrence of an Event of Default, hereby irrevocably constitutes and appoints the Holder (or its nominee) from time to time the true and lawful attorney of the Issuer, with full power of substitution, to do any of the foregoing in the name of the Issuer whenever and wherever it may be deemed necessary or expedient.

5.

OUTSTANDING INDEBTEDNESS AND CONVERTED TERM LOAN

The Outstanding Indebtedness shall rank pari passu with any Indebtedness under the Converted Term Loan, and the Security shall secure the Outstanding Indebtedness and any Indebtedness under the Converted Term Loan on a pari passu basis.

6.

COVENANTS OF THE ISSUER

(a)

Covenants

The Issuer covenants and agrees with the Holder that, so long as there is any Outstanding Indebtedness under this Debenture, it shall:

(i)

pay duly and punctually all sums of Principal and interest due by it under this Debenture;

(ii)

at all times while this Debenture is outstanding, have sufficient authorized Common Shares reserved for issuance upon any conversion or redemption of this Debenture;

(iii)

cause any Common Shares and the certificates representing such Common Shares from time to time acquired by the Holder upon any conversion or redemption of this Debenture to be duly issued and delivered in accordance with the terms hereof as fully paid and non-assessable Common Shares and to be listed on each stock exchange on which the Common Shares are then listed;

(iv)

give the Holder prompt notice of any resolution passed by the Board to declare any dividend or make any other distribution to shareholders of the Issuer, which notice shall, in such event, be given to the Holder not later than 5 Business Day prior to the record date set for determining the shareholders to whom such dividends or distributions are to be paid;

(v)

not amend the articles of the Issuer to create any equity securities which rank senior to the Common Shares in respect of dividend or liquidation rights;

(vi)

give the Holder prompt notice of any Event of Default;

(vii)

comply with all provisions set forth in the Credit Agreement and each other Loan Document, provided that such provisions shall for purposes of this Debenture be interpreted mutatis mutandis as if all references to the "Lender" therein were to the Holder and all references to the "Borrower" therein were to the Issuer; and

(viii)

take all required actions (including any board of directors actions) in the event that a shareholder rights plan or similar plan is adopted by the Corporation to ensure that the issuance of any Common Shares to the Holder hereunder (whether upon any conversion or redemption of the Debenture) is exempt from the application of such plan.

(b)

Performance of Covenants

If the Issuer fails to perform any covenant or any other provision of this Debenture, the Holder may, in its discretion, on three (3) days' prior written notice to the Issuer and provided the Issuer has not commenced to rectify any such failure to perform during the period of notice received from the Holder, perform any such covenant capable of being performed by it, and if any such covenant requires the payment of money the Holder may, in its discretion, make any such payments.  All sums so expended by the Holder shall be payable on demand and, until paid, shall be added to and be deemed to be included in the Secured Obligations, secured by the Security and shall bear interest at the Default Rate applicable to the Converted Term Loan.

7.

EVENTS OF DEFAULT

Upon the occurrence of any Event of Default, the Holder shall be entitled to declare the Outstanding Indebtedness owing to the Holder under this Debenture to be immediately due and payable, whereupon all Outstanding Indebtedness of the Issuer to the Holder hereunder shall be immediately due and payable without further notice or demand and the Holder in its sole discretion may exercise all remedies available to it under the Loan Documents and in law, including realization on all or any portion of the Liens granted in its favour with respect to the Secured Obligations.

8.

REMEDIES ON DEFAULT

(a)

Events of Default

Upon the occurrence of an Event of Default, the Holder may declare the Principal together with any accrued but unpaid interest thereon and any other amounts owing hereunder, contingent or otherwise, to be immediately due and payable, whereupon the Issuer will be obligated without any further grace period to forthwith pay such amounts to the Holder and the Holder may exercise any and all rights, remedies, powers and privileges afforded by Applicable Laws, under any Loan Documents (including the Security Documents) and under any and all other instruments, documents and agreements made to secure or assure payment and performance of the obligations of the Issuer under this Debenture.

(b)

Extensions of Time and Waivers

Without limiting Section 8(a):

(i)

the Holder may grant renewals, extensions of time and other indulgences, accept compositions, grant releases and discharges, and otherwise deal or fail to deal with the Issuer, debtors of the Issuer, guarantors, sureties and others and with any Mortgaged Property as the Holder may see fit, all without prejudice to the liability of the Issuer to the Holder or the Holder's rights, remedies and powers under this Debenture or any of the other Loan Documents;

(ii)

if the Holder demands payment of any Secured Obligations that is payable on demand or if any Secured Obligations is otherwise due by maturity or acceleration, it will be deemed reasonable for the Holder to exercise its remedies immediately if such payment is not made, and any days of grace or any time for payment that might otherwise be required to be afforded to the Issuer at law or in equity is hereby irrevocably waived by the Issuer;

(iii)

the rights of the Holder (whether arising under this Debenture, any other Loan Document, any other agreement or at law or in equity) will not be capable of being waived or varied otherwise than by an express waiver or variation in writing, and each such waiver shall apply only to the specific matter being waived and shall not constitute a waiver of any other right, and in particular any failure to exercise or any delay in exercising any of such rights will not operate as a waiver or variation of that or any other such right; any defective or partial exercise of any of such rights will not preclude any other or further exercise of that or any other such right, and no act or course of conduct or negotiation on the part of the Holder or on its behalf will in any way preclude the Holder from exercising any such right or constitute a suspension or any variation of any such right.

(c)

Rights Cumulative

The rights, remedies and powers provided for in this Section 8 are in addition to, and not in substitution for, any other rights, remedies or powers that the Holder may have under any Loan Document, at law, in equity or by or under the PPSA or any other statute or agreement.  The Holder may proceed by way of any action, suit or other proceeding at law or in equity and no right, remedy or power of the Holder will be exclusive of, or dependent on, any other.  The Holder may exercise any of its rights, remedies or powers separately or in combination and at any time.

(d)

Indemnity

The Issuer shall indemnify and save harmless the Holder from and against any and all demands, damages, liabilities, claims, actions and reasonable and properly documented costs and charges whatsoever and howsoever suffered or incurred by the Holder as a result of the lawful enforcement of any remedies referred to in this Section 8.

9.

REPRESENTATIONS

The Issuer represents and warrants to the Holder and acknowledges that the Holder is relying on these representations and warranties without independent inquiry in entering into the Loan Documents:

(a)

the Issuer's chief executive office is located in the Province of Alberta; and

(b)

the Issuer (i) has a good and legal title to its interest in the Mortgaged Property; (ii) has the right to mortgage its interest in the Mortgaged Property; (iii) on enforcement, the Holder shall have quiet possession of its interest in the Mortgaged Property, free from all Liens except for Permitted Encumbrances; and (iv) it has done no act to encumber its interest in the Mortgaged Property except as has otherwise been agreed in writing with the Holder.

10.

ADDITIONAL COVENANT

The Issuer covenants and agrees with the Holder that at any time and from time to time, upon the written request of the Holder, and at the sole expense of the Issuer, the Issuer will promptly and duly execute and deliver such further instruments and documents and take such further action as the Holder may reasonably request for the purpose of obtaining or preserving the full benefits of this Debenture and of the rights and powers herein granted.  Without limiting the generality of the foregoing, the Issuer acknowledges that this Debenture has been prepared based on the applicable law of the Province of Alberta and the Issuer agrees that the Holder will have the right, acting reasonably, to require that this Debenture be amended or supplemented:  (i) to reflect any changes in applicable law, whether arising as a result of statutory amendments, court decisions or otherwise; (ii) to facilitate the creation and registration of appropriate security in all appropriate jurisdictions; or (iii) if the Issuer amalgamates with any other Person or enters into any reorganization, in each case in order to acknowledge the Lien upon the Mortgaged Property referred to herein.

11.

NOTICE

(a)

Any demand, notice or other communication hereunder shall be in writing, shall be considered received on the day it is given, or the next Business Day if the day the notice or other communication is given is not a Business Day or if the notice or other communication is given after 4:30 p.m. (local time) on any day, and shall be given by delivery to a representative of the recipient or by telecopier to the recipient at the following addresses:

To the Issuer:

300, 250 - 6th Avenue SW

Calgary, Alberta

T2P 3H7

Attention:

Chief Executive Officer

Telecopier No.:

(403) 263-9888

To the Holder:

1700, 335 - 8th Avenue SW

Calgary, Alberta

T2P 1C9

Attention:

Managing Partner, Energy

Telecopier No.:

(403) 770-7221

with a copy to:

Brookfield Bridge Lending Fund Inc.

c/o Suite 2050, 1055 West Georgia Street

Vancouver, British Columbia V6E 3R5

Attention:

Rick Eng, Vice President

Fax:

(604) 687-3419

(b)

The Issuer or the Holder, as the case may be, may from time to time notify the other in the manner provided for above of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Issuer or the Holder, as the case may be, for all purposes of this Debenture.

12.

GENERAL PROVISIONS

(a)

Severability

If one or more of the provisions of this Debenture or any part of any of them is, or is adjudged to be, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, and such invalid, illegal or unenforceable provision or part shall be deemed to be severable.

(b)

No Merger

Neither the taking of any judgment nor the exercise of any power of seizure or sale shall operate to extinguish the liability of the Issuer to make payment of or to satisfy the Secured Obligations hereunder nor shall the acceptance of any payment or alternate security constitute or create any novation, and it is further agreed that the taking of a judgment or judgments under any of the covenants herein contained shall not operate as a merger of such covenants.

(c)

Waiver and Amendments

(i)

The Holder may waive any default by the Issuer in the observance or performance of any Secured Obligations; provided, however, that such waiver shall not extend to or be taken in any manner whatsoever to affect any subsequent breach or default or to affect the rights of the Holder resulting therefrom.

(ii)

No failure on the part of the Holder in exercising any right or remedy under this Debenture shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy in law, by statute, equity or otherwise conferred.

(iii)

No waiver or variation by the Holder of any provision of this Debenture shall be effective unless evidenced by an instrument in writing dated subsequent to the date hereof and executed by the Holder.

(d)

Discharge

Once the Issuer has satisfied all of the Secured Obligations, the Holder shall, at the written request and expense of the Issuer, return this Debenture and execute and deliver to the Issuer such deeds or other instruments as shall be required to give effect to such discharge.

(e)

Assignments and Participants

(i)

Subject to compliance with applicable securities laws, the Holder may, upon written notice to the Issuer, transfer and assign in whole or in part its rights and obligations hereunder to an Affiliate of the Holder or a third party (other than a third party directly engaged in the same principal business activities to that being carried on by the Issuer), and may sell a participation to a third party in all or any part of the Outstanding Indebtedness hereunder.  The Issuer agrees to provide, at the Issuer's expense, such customary or otherwise reasonable documentation as may be necessary to complete a syndication or assignment hereof or participation herein, and the Issuer further agrees to amend the terms of this Debenture as may be necessary to achieve same and will cooperate fully with the Holder in connection therewith, including in the preparation of an information memorandum (at the Issuer's expense) and in the participation of management in presentations and meetings with proposed assignees or syndicate participants.  The Holder is entitled to disclose confidential information relating to this Debenture and the Issuer to any such assignee or participants or proposed assignees or participants, provided that appropriate confidentiality agreements are executed by the relevant parties.

(ii)

The Issuer is not entitled to assign its rights or obligations hereunder without the Holder's prior written consent, which consent may be withheld in its sole discretion.

(f)

Enurement

The Debenture shall enure to benefit of and be binding upon the Issuer, the Holder and their respective successors and permitted assigns.

(g)

Time of the Essence

Time is of the essence of this Debenture.

(h)

Copy Received

The Issuer acknowledges having received and retained a copy of this executed Debenture.  The Issuer waives any right it now has or hereafter may have to receive from the Holder a copy of any financing statement in which the Issuer is named as a debtor.

(i)

Costs

Subject to the limitation set forth in Section 6.1 of the Subscription Agreement in relation to costs incurred up to and including the Closing Date, the Issuer shall be responsible for all costs relating to the preparation and processing of this Debenture, including but not limited to legal fees, registrations of security, enforcement costs, costs of any inspection, subsequent engineering and technical review costs, and any other reasonable fees and expenses incurred by the Holder in connection herewith.

(j)

Governing Law

This Debenture shall be interpreted and governed by the laws in force in the Province of Alberta.

(k)

Lost Debenture

If this Debenture is stolen, lost, mutilated or destroyed, the Issuer shall, on such reasonable terms as to indemnity or otherwise as it may impose, deliver a replacement Debenture of like denomination, tenor and date as this Debenture which is so stolen, lost, mutilated or destroyed.

(l)

No Impairment

To the extent permitted by applicable law, the Security shall not be impaired by any indulgence, moratorium or release which may be granted, including any renewal, extension or modification which may be granted with respect to any Secured Obligation, or any surrender, compromise, release, renewal, extension, exchange or substitution which may be granted in respect of the Mortgaged Property, or any part thereof or any interest therein, or any release or indulgence granted to any endorser, guarantor or surety of any of the Secured Obligations.

(m)

Non-Exclusivity of Remedies

(i)

This Debenture, the Subscription Agreement and the Investor Rights Agreement (collectively, the "Convertible Debenture Documents") are in addition to, and not in substitution for, the Credit Agreement, the GSA and each other Loan Document issued thereunder or in relation thereto; the Convertible Debenture Documents will not operate so as to create any merger or discharge of any amount owing by the Issuer or any Affiliate thereof under:

(1)

the Credit Agreement, the GSA or any other Loan Document; or

(2)

any assignment, transfer, guarantee, Lien, contract, promissory note, bill of exchange or security of any form held or which may hereafter be held by the Holder from the Issuer or any Affiliate thereof under or in connection with the Credit Agreement or GSA.

(ii)

No remedy for the enforcement of the rights of the Holder hereunder will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.  The Holder will not be obliged to exhaust its recourse against the Issuer, any other party or surety or any other security it may hold with respect to the Secured Obligations before realizing upon or otherwise dealing with this Debenture in such manner in the Holder's discretion.  The Holder may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Issuer and with other parties, sureties or securities in its discretion, without prejudice to the liability of the Issuer in respect of this Debenture.

(n)

Inconsistency

This Debenture has been issued pursuant to the Credit Agreement, and to the extent that any provisions of this Debenture conflict with or are inconsistent with any of the provisions of the Credit Agreement, the Credit Agreement shall govern and prevail to resolve such conflict or inconsistency.  For greater certainty, if there is any right or remedy of the Holder set forth in this Debenture which is not set forth in the Credit Agreement, or if there is any right or remedy of the Holder set forth in the Credit Agreement which is not set forth in this Debenture, the existence of such additional right or remedy shall not constitute a conflict or inconsistency.

(o)

No Set-Off

The obligation of the Issuer to make all payments hereunder will be absolute and unconditional and will not be affected by any circumstance, including:

(i)

any set off, compensation, counterclaim, recoupment, defence or other  right which the Issuer may have against the Holder, or anyone else for any reason whatsoever; and

(ii)

any insolvency, bankruptcy, reorganization or similar proceedings by or against the Issuer.

(p)

Survival and Indemnity

The Issuer shall be liable for and shall indemnify and hold harmless the Holder, its officers, directors, employees and agents (collectively, the "Indemnified Parties") harmless against any and all liabilities, damages, claims, actions, demands, judgments and costs (including all reasonable legal costs and expenses whatsoever paid or payable by the Holder) suffered, sustained, paid or incurred by any of the Indemnified Parties and relating directly or indirectly to this Debenture and the transactions contemplated herein, including but not limited to all those liabilities damages, claims, actions, demands, judgments and costs associated with: (i) any enforcement of the rights and remedies of the Holder under any of the Loan Documents, (ii) creditor's arrangement laws, (iii) any transaction financed or to be financed in whole or in part, directly or indirectly, by the proceeds from the sale of the Debenture, or (iv) any breach of or non-compliance with any legislation, order, directive or judgment respecting protection of the environment.  This indemnity shall, without limiting the foregoing, cover:

(i)

the release of any contaminant, the threat of a release of any contaminant, or the presence of any contaminant affecting any of the property of the Issuer, whether or not the same originates or emanates from such property or any contiguous property, including any loss of value of the Issuer's property as a result of any of the foregoing;

(ii)

any costs of removal or remedial action imposed by any person or damages arising from injury to, destruction of or loss to the property of the Issuer, or any other person, or any contiguous property, including reasonable costs of assessing such injury, destruction or loss incurred pursuant to any laws, regulations, directives, rules, order, procedures and controls relating to the environment, whether for protection, preservation, clean-up or otherwise;

(iii)

liability for personal injury or property damage arising under any statutory or common law theory; and

(iv)

any other environmental matter affecting the property of the Issuer.

This indemnity shall survive the repayment or cancellation of this Debenture.

(q)

Taxes and Deductions

All payments to the Holder hereunder shall be made free and clear of and without deduction for any and all present and future Taxes, withholdings, levies, duties, any governmental charges and all liabilities with respect thereto, and without setoff, withholding, deduction or counterclaim of any kind whatsoever.  If, with regard to any payment to be made hereunder by the Issuer to the Holder, any deduction for any and all present and future Taxes, withholdings, levies, duties, governmental charges or any liability with respect thereto is required by law ("Withholding Taxes"), the Issuer shall pay the Withholding Taxes to the applicable Governmental Body and pay to the Holder such additional amounts as may be necessary in order that the net amount received by the Holder after such deduction shall equal each payment which would have been received by the Holder in the absence of such deduction; and the Issuer shall obtain and deliver to the Holder receipts in respect of the payment of Withholding Taxes.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Issuer has caused this Debenture to be executed and delivered by its proper officer, duly authorized in that regard.

DATED as of this 21st day of December, 2007.

BIRCH MOUNTAIN RESOURCES LTD.

By:

______________________________

Name:

Title:

SCHEDULE A

TO THE SECURED CONVERTIBLE DEBENTURE DATED

THE 21st DAY OF DECEMBER, 2007 OF BIRCH MOUNTAIN RESOURCES LTD.

IN FAVOUR OF TRICAP PARTNERS LTD.

REPAYMENTS OF PRINCIPAL

DATE	AMOUNT OF PRINCIPAL REPAID	CONFIRMATION BY THE ISSUER OF REPAYMENT	CONFIRMATION BY THE HOLDER OF REPAYMENT
	$	BIRCH MOUNTAIN RESOURCES LTD. By:______________________	TRICAP PARTNERS LTD. By:______________________
	$	BIRCH MOUNTAIN RESOURCES LTD. By:______________________	TRICAP PARTNERS LTD. By:______________________
	$	BIRCH MOUNTAIN RESOURCES LTD. By:______________________	TRICAP PARTNERS LTD. By:______________________
	$	BIRCH MOUNTAIN RESOURCES LTD. By:______________________	TRICAP PARTNERS LTD. By:______________________
	$	BIRCH MOUNTAIN RESOURCES LTD. By:______________________	TRICAP PARTNERS LTD. By:______________________
	$	BIRCH MOUNTAIN RESOURCES LTD. By:______________________	TRICAP PARTNERS LTD. By:______________________
	$	BIRCH MOUNTAIN RESOURCES LTD. By:______________________	TRICAP PARTNERS LTD. By:______________________

SCHEDULE B

TO THE SECURED CONVERTIBLE DEBENTURE DATED

THE 21st DAY OF DECEMBER, 2007 OF BIRCH MOUNTAIN RESOURCES LTD.

IN FAVOUR OF TRICAP PARTNERS LTD.

NOTICE OF CONVERSION

TO:

BIRCH MOUNTAIN RESOURCES LTD.

REFERENCE IS MADE TO the Secured Convertible Debenture dated the 21st day of December, 2007 of Birch Mountain Resources Ltd. (the "Issuer") in favour of Tricap Partners Ltd. (the "Holder") in the original principal amount of $31,500,000 (the "Debenture"). Capitalized terms used but not defined herein have the respective meanings ascribed to those terms in the Debenture.

THE UNDERSIGNED hereby certifies that it is the current Holder of the Debenture.

THE UNDERSIGNED hereby gives notice of its exercise of its right of conversion pursuant to the Debenture as to $____________ principal amount of the Debenture and as to $____________ accrued and unpaid interest, on the basis that the undersigned will receive____________ Common Shares of the Issuer at the current Conversion Price of $________ per Common Share.  The undersigned directs that these shares be registered and the share certificate be delivered as follows:

Registration Instructions	Delivery Instructions
__________________________ (Name of Registered Owner) __________________________ (Address of Registered Owner) __________________________ __________________________	__________________________ (Name) __________________________ (Address) __________________________ __________________________

DATED this ______ day of ____________, ______, in the City of ____________ in the ____________ of ____________.

(Print Name of Holder)

By:

________________________________

(Authorized Signatory)

 ________________________________

(Print Title & Name of Signatory)